Exhibit 99.1

Investor Contact: Ngoc Nguyen (808) 546-3475 ngoc.nguyen@hawaiiantel.com	Media Contact: Su Shin (808) 546-2344 su.shin@hawaiiantel.com

For Immediate Release

Hawaiian Telcom Reports First Quarter 2018 Results

Received approval from Hawai‘i Public Utilities Commission for merger with Cincinnati Bell

Achieved consumer Internet revenue growth of 6 percent

Expanded TV subscriber base by 7 percent

Increased business VoIP revenue by 23 percent

Grew wholesale high-bandwidth services revenue by 57 percent

HONOLULU (Thursday, May 10, 2018) -- Hawaiian Telcom Holdco, Inc. (NASDAQ: HCOM) reported financial results for its first quarter ended March 31.  The first quarter and recent highlights are as follows:

•	Revenue totaled $89.2 million, resulting in Adjusted EBITDA(1) of $21.8 million.
•	Consumer and business strategic revenues(2) increased 1.0 percent year-over-year, driven by solid revenue growth from fiber-based strategic services such as video, fiber Internet, and business VoIP.
•

TV revenue grew 6.0 percent year-over-year, driven by 7.0 percent subscriber growth.  Overall Next-Generation Network (NGN) penetration is over 26 percent, an increase from 24 percent in the first quarter of 2017.

•	Consumer Internet revenue rose 6.3 percent year-over-year, driven by 2.7 percent overall subscriber growth and 4.5 percent growth in average revenue per user (ARPU).
•	Business VoIP revenue increased 23.3 percent year-over-year, driven by 16.1 percent growth in business VoIP lines and 5.6 percent growth in ARPU.
•	Wholesale revenue from high-bandwidth services grew 57.0 percent year-over-year, driven by strong Ethernet growth and trans-Pacific fiber circuit capacity revenue.
•

Fiber-enabled approximately 1,700 business addresses and 1,000 consumer households in the quarter, bringing total fiber-enabled business addresses to 13,000 and total NGN households on O‘ahu to 207,000.

•

Incurred a net loss of $5.7 million, or $0.49 per diluted share in the quarter, compared to a net loss of $2.0 million, or $0.17 per diluted share in the same period in the prior year.  The decrease was partially due to a $2.1 million year-over-year increase in depreciation and amortization as a result of continued investments to expand the Company’s fiber network statewide.

•

Merger with Cincinnati Bell received approval from the Hawai‘i Public Utilities Commission.  The overall regulatory review process is nearing completion, pending final decision from the Federal Communications Commission (FCC).  Integration planning is underway and the merger is expected to close as soon as FCC’s approval is obtained and other customary closing conditions are met.

“In the first quarter, we continued to invest in our fiber infrastructure, widening the reach of our NGN footprint and expanding our strategic services subscriber base, while enhancing the capabilities and portfolio of products and services we deliver to our consumer, business and wholesale customers,” said Scott K. Barber, Hawaiian Telcom’s president and CEO.  “Our fiber investments and state-of-the-art network has helped us transform our company and will position us to capitalize on customers’ growing demand for higher bandwidth and integrated solutions.

“We are excited about coming together with Cincinnati Bell as we believe the combination will enable us to deliver significant value to our shareholders, customers and employees.  We are actively engaged with Cincinnati Bell in integration planning to ensure a smooth transition for all of our stakeholders and to enable the combined company to realize the full potential of the combination quickly after the transaction closes.”

First Quarter 2018 Results

First quarter revenue was $89.2 million, compared to $94.5 million in the first quarter of 2017.  Revenue growth in the quarter, driven by video, high-bandwidth fiber Internet, business VoIP and trans-Pac capacity, was more than offset by a $2.4 million decrease in low-margin equipment revenue and revenue declines associated with legacy voice and low-bandwidth data services.

The Company incurred a net loss of $5.7 million, or $0.49 per diluted share in the first quarter of 2018, compared to a net loss of $2.0 million, or $0.17 per diluted share in the first quarter of 2017.  The decrease was partially due to a $2.1 million year-over-year increase in depreciation and amortization as a result of continued investments to expand the Company’s fiber network statewide.  Adjusted EBITDA for first quarter was $21.8 million.

Business Revenue

First quarter business revenue totaled $39.1 million, compared to $43.9 million in the first quarter of 2017.

Business VoIP revenue increased 23.3 percent year-over-year in the first quarter, driven by strong demand for Hawaiian Telcom’s hosted voice and fiber data bundle.  Demand for the Company’s high-bandwidth fiber Internet products also continued to grow.  The number of subscribers on packages with 50 Mbps to 1 Gbps speeds increased 77.8 percent year-over-year.  To support this growing demand for bandwidth and increasing cloud adoption, the Company deployed fiber GPON technology to nearly 1,700 additional small business addresses across the islands in the first quarter, increasing the total number of fiber-enabled business addresses to approximately 13,000 as of March 31, 2018.

First quarter business strategic revenue was $16.4 million and represented 42 percent of total reported business revenue, compared to 39 percent in the same period a year ago.  Growth in high-bandwidth fiber strategic services were offset by lower equipment revenue, declines in legacy copper services, as well as lower ARPU on certain data services due to promotional activities.

Consumer Revenue

First quarter consumer revenue totaled $33.6 million, down $0.7 million year-over-year and flat sequentially.

First quarter consumer strategic revenue was $18.3 million, up 6.1 percent year-over-year and 2.4 percent sequentially, driven by strong demand for the Company’s fiber-based products.  Strategic revenue represented 55 percent of total consumer revenue, up from 50 percent in the same period a year ago.

Video services revenue grew 6.0 percent year-over-year to $11.2 million for the first quarter, driven by a 7.0 percent year-over-year subscriber growth.  The Company ended the first quarter with over 45,700 video subscribers, 25 percent of which were bulk multi-dwelling unit (MDU) video subscribers on multi-year contracts.  When combined with approximately 8,900 additional single-play and double-play non-TV Internet subscribers on our NGN footprint, the penetration rate in our NGN footprint was over 26 percent at the end of the first quarter, an increase from 24 percent in the year-ago period.

Internet revenue also was up 6.3 percent from the same period a year ago, led by a 2.7 percent year-over-year increase in subscribers and 4.5 percent growth in ARPU.  Customer demand and adoption of high-bandwidth premium fiber products continued to outpace subscriber declines in low-bandwidth copper areas.  In the first quarter, the number of Internet subscribers on packages with 100 Mbps to 1 Gbps fiber speeds grew 58.3 percent year-over-year.

Revenue growth from Hawaiian Telcom TV and high-bandwidth fiber Internet services was offset by the year-over-year revenue decline in legacy voice and low-bandwidth copper Internet services.

Wholesale Revenue

First quarter wholesale revenue totaled $13.9 million, up 8.6 percent compared to first quarter 2017, driven by a 57.0 percent year-over-year revenue increase from high-bandwidth, multi-year contract wholesale services including Ethernet, trans-Pacific fiber circuit capacity, and optical transport services.  High-bandwidth services represented 40 percent of total wholesale revenue in the first quarter, up from 28 percent in the same period a year ago.

Operating Expenses

First quarter operating expenses totaled $93.0 million, up $1.0 million compared to first quarter 2017.  Operating expenses, exclusive of non-cash and special items which are excluded from our Adjusted EBITDA calculation, was $67.4 million, flat year-over-year.  Decreased cost of revenues from lower equipment sales were offset by higher video content costs from rising rates and increasing numbers of video subscribers, as well as higher outside contractor maintenance costs in the first quarter.

Capital Expenditures and Liquidity

Capital expenditures totaled $24.3 million for the first quarter 2018, down from $27.2 million in same period in the prior year.  Nearly 90 percent of total capital expenditures in the quarter was directed towards growth and expansion initiatives, which included the continued expansion of our fiber network, costs associated with improving our systems, and the success-based spending to support the growth of the Company’s strategic services.

As of March 31, 2018, the Company had $19.2 million in cash and cash equivalents compared to $40.8 million at the end of 2017.  The reduction was primarily related to $13.6 million repayment of debt, including installment obligations in the first quarter to simplify our capital structure.  Net Debt(3) was $285.9 million, resulting in a Net Leverage Ratio(4) as of March 31, 2018 of 2.9x.  Levered Free Cash Flow(5)  for the first quarter 2018 was negative $5.9 million.

Conference Call

Due to the pending merger with Cincinnati Bell, the Company will not host a conference call to discuss its first quarter 2018 financial results.

Use of Non-GAAP Financial Measures

This press release contains information about adjusted earnings before interest, taxes, depreciation and amortization (Adjusted EBITDA), Net Debt, Net Leverage Ratio and Levered Free Cash Flow. These are non-GAAP financial measures used by Hawaiian Telcom management when evaluating results of operations. Management believes these measures also provide users of the financial statements with additional and useful comparisons of current results of operations with past and future periods. Non-GAAP financial measures should not be construed as being more important than comparable GAAP measures. Detailed reconciliations of Adjusted EBITDA, Net Debt, Net Leverage Ratio and Levered Free Cash Flow to comparable GAAP financial measures have been included in the tables distributed with this release and are available in the Investor Relations section of hawaiiantel.com.

Forward-Looking Statements

In addition to historical information, this release includes certain statements and predictions that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  In particular, any statement, projection or estimate that includes or references the words “believes”, “anticipates”, “intends”, “expected”, or any similar expression falls within the safe harbor of forward-looking statements contained in the Reform Act.  Actual results or outcomes may differ materially from those indicated or suggested by any such forward-looking statement for a variety of reasons, including, but not limited to: failures in Hawaiian Telcom’s critical back office systems and IT infrastructure; breach of the our data security systems; increases in the amount of capital expenditures required to execute our business plan; the loss of certain outsourcing agreements, or the failure of any third party to perform under these agreements; our ability to sell capacity on the new submarine fiber cable project; adverse changes to applicable laws and regulations; the failure to adequately adapt to technological changes in the telecommunications industry, including changes in consumer technology preferences; adverse economic conditions in Hawai‘i; the availability of lump sum distributions under our union pension plan; limitations on the ability to utilize net operating losses due to an ownership change under Internal Revenue Code Section 382; the inability to service our indebtedness; limitations imposed on our business from restrictive covenants in the credit agreements; severe weather conditions and natural disasters; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement with Cincinnati Bell or conditions to the closing of the merger may not be satisfied or waived; the failure to satisfy the closing conditions; risks related to disruption of management’s attention from the Company’s ongoing business operations due to the proposed merger; the effect of the announcement of the merger on the ability of the Company to retain and hire key personnel, maintain relationships with its customers and suppliers, and operating results and business generally; the transaction may involve unexpected costs, liabilities or delays; the Company’s business may suffer as a result of the uncertainty surrounding the transaction; the outcome of any legal proceeding relating to the transaction; the Company may be adversely affected by other economic, business and/or competitive factors; and other risks to consummation of the transaction, including the risk that the transaction will not be consummated within the expected time period or at all.  More information on potential risks and uncertainties is available in recent filings with the Securities and Exchange Commission, including Hawaiian Telcom’s 2017 Form 10-K. The information contained in this release is as of May 10, 2018. It is anticipated that subsequent events and developments may cause estimates to change, and the Company undertakes no duty to update forward-looking statements.

About Hawaiian Telcom

Hawaiian Telcom (NASDAQ: HCOM), headquartered in Honolulu, is Hawai‘i’s Technology LeaderSM, providing integrated communications, broadband, data center and entertainment solutions for business and residential customers. With roots in Hawai‘i beginning in 1883, the Company offers a full range of services including Internet, video, voice, wireless, data network solutions and security, colocation, and managed and cloud services supported by the reach and reliability of its next generation fiber network and a 24/7 state-of-the-art network operations center. With employees statewide sharing a commitment to innovation and a passion for delivering superior service, Hawaiian Telcom provides an Always OnSM customer experience. For more information, visit hawaiiantel.com.

(1)  Adjusted EBITDA is a non-GAAP measure defined by the Company as net income (loss) plus interest expense (net of interest income and other), income taxes, depreciation and amortization, retirement plan expenses, loss (gain) on sale of property, non-cash stock and other performance-based compensation, SystemMetrics earn-out, pension settlement loss, severance costs, merger-related expenses and other special items.  The Company believes this non-GAAP measure is a meaningful performance measure for investors because it is used by our Board and management to evaluate performance, enhance comparability between periods and make operating decisions.  Our use of Adjusted EBITDA may not be comparable to similarly titled measures used by other companies in the telecommunications industry.  A detailed reconciliation of Adjusted EBITDA to comparable GAAP financial measures has been included in the table distributed with this release.

(2)  Business strategic revenue, as defined by the Company, includes data services and hosted and managed services revenues.  Data services include high-bandwidth data products such as Ethernet, Routed Network Services, Dedicated Internet Access, along with traditional High-Speed Internet for business customers, VoIP, and legacy data services such as ATM and Frame Relay.  Business VoIP, also referred to as BVoIP, is a unified hosted communications solution for business that includes digital voice services bundled with Internet service.  Hosted and managed services include physical colocation, virtual colocation, security, cloud services, professional services, network management and network installation related services.  Consumer strategic revenue, as defined by the Company, includes video services and consumer Internet services revenues.

(3)  Net Debt provides a useful measure of liquidity and financial health. The Company defines Net Debt as the sum of the face amount of short-term and long-term debt and unamortized premium and/or discount, offset by cash and cash equivalents.  A detailed reconciliation of Net Debt has been included in the tables distributed with this release.

(4)  Net Leverage Ratio is defined by the Company as Net Debt divided by Last Twelve Months Adjusted EBITDA.  A detailed reconciliation of Net Leverage Ratio has been included in the tables distributed with this release.

(5)  Levered Free Cash Flow provides a useful measure of operational performance and liquidity.  This non-GAAP measure does not represent the residual cash flow available for discretionary expenditures.  The Company defines Levered Free Cash Flow as Adjusted EBITDA less cash interest expense and capital expenditures.  A detailed reconciliation of Levered Free Cash Flow has been included in the tables distributed with this release.

(6)  Effective January 1, 2018, the Company adopted a new accounting standard that amends the income statement presentation of net periodic benefit cost for defined benefit and other post retirement plans.  The presentation requirements were adopted on a retrospective basis resulting in a reclassification of certain retirement plan expenses from selling, general and administrative expense to other income and expense for every quarter in 2017.  Operating income for these periods have been revised as a result, while Adjusted EBITDA remain unchanged.  More information can be found in the Company’s form 10-Q for the quarterly period ended March 31, 2018 filed with the Securities and Exchange Commission.

Hawaiian Telcom Holdco, Inc.

Consolidated Statements of Income (Loss)

(Unaudited, dollars in thousands, except per share amounts)

	Three Months Ended
	March 31,
	2018	2017
Operating revenues	$89,222	$94,510
Operating expenses:
Cost of revenues (exclusive of depreciation and amortization)	42,088	41,191
Selling, general and administrative	27,625	29,632
Depreciation and amortization	23,333	21,269
Total operating expenses	93,046	92,092
Operating income (loss)	(3,824)	2,418
Other income (expense):
Interest expense	(4,136)	(3,993)
Retirement plan	710	(1,763)
Total other expense	(3,426)	(5,756)
Loss before income tax benefit	(7,250)	(3,338)
Income tax benefit	(1,514)	(1,386)
Net loss	$(5,736)	$(1,952)
Net loss per common share -
Basic	$(0.49)	$(0.17)
Diluted	$(0.49)	$(0.17)
Weighted average shares used to compute net loss per common share -
Basic	11,597,918	11,529,046
Diluted	11,597,918	11,529,046

Hawaiian Telcom Holdco, Inc.

Consolidated Balance Sheets

(Unaudited, dollars in thousands, except per share amounts)

	March 31,	December 31,
	2018	2017
Assets
Current assets
Cash and cash equivalents	$19,191	$40,759
Receivables, net	24,119	32,229
Material and supplies	6,805	6,810
Prepaid expenses	4,187	4,899
Other current assets	3,639	1,328
Total current assets	57,941	86,025
Property, plant and equipment, net	607,087	608,298
Intangible assets, net	30,699	31,026
Goodwill	12,104	12,104
Other assets	6,512	2,053
Total assets	$714,343	$739,506
Liabilities and Stockholders’ Equity
Current liabilities
Current portion of long-term debt	$10,250	$10,250
Accounts payable	53,290	56,874
Accrued expenses	11,832	11,736
Advance billings and customer deposits	9,349	14,807
Other current liabilities	3,934	6,774
Total current liabilities	88,655	100,441
Long-term debt	294,804	299,066
Employee benefit obligations	78,036	79,953
Deferred income taxes, net	910	910
Other liabilities	33,638	38,927
Total liabilities	496,043	519,297
Commitments and contingencies (Note 11)
Stockholders’ equity
Common stock, par value of $0.01 per share, 245,000,000 shares authorized and 11,635,116 and 11,587,963 shares issued and outstanding at March 31, 2018 and December 31, 2017, respectively	116	116
Additional paid-in capital	182,546	182,689
Accumulated other comprehensive loss	(16,053)	(15,964)
Retained earnings	51,691	53,368
Total stockholders’ equity	218,300	220,209
Total liabilities and stockholders’ equity	$714,343	$739,506

Hawaiian Telcom Holdco, Inc.

Consolidated Statements of Cash Flows

(Unaudited, dollars in thousands)

	Three Months Ended
	March 31,
	2018	2017
Cash flows from operating activities:
Net loss	$(5,736)	$(1,952)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	23,333	21,269
Deferred financing amortization	301	529
Employee retirement benefits	(2,037)	1,410
Provision for uncollectible receivables	1,004	950
Stock based compensation	572	567
Deferred income taxes	(1,395)	(1,251)
Changes in operating assets and liabilities:
Receivables	55	1,050
Material and supplies	5	619
Prepaid expenses and other current assets	698	(217)
Accounts payable and accrued expenses	(947)	(3,162)
Advance billings and customer deposits	1,466	954
Other current liabilities	(51)	340
Other	(166)	(839)
Net cash provided by operating activities	17,102	20,267
Cash flows from investing activities:
Capital expenditures	(24,336)	(27,242)
Net cash used in investing activities	(24,336)	(27,242)
Cash flows from financing activities:
Proceeds from borrowing	—	6,000
Repayment of capital lease and installment financing	(9,056)	(1,051)
Repayment of borrowings	(4,563)	(750)
Refinancing costs	—	(2,071)
Taxes paid related to net share settlement of equity awards	(715)	(495)
Net cash provided by (used in) financing activities	(14,334)	1,633
Net change in cash, cash equivalents and restricted cash	(21,568)	(5,342)
Cash, cash equivalents and restricted cash, beginning of period	41,009	21,146
Cash, cash equivalents and restricted cash, end of period	$19,441	$15,804

Hawaiian Telcom Holdco, Inc.

Revenue by Category and Channel

(Unaudited, dollars in thousands)

	Three Months Ended
	March 31,		Change
	2018	2017	Amount	Percentage
Business
Data services:
Ethernet and routed network services	$4,070	$4,791	$(721)	(15.0)%
Dedicated Internet access	2,079	2,603	(524)	(20.1)%
Internet services	3,119	3,354	(235)	(7.0)%
BVoIP	4,102	3,326	776	23.3%
Legacy data services	1,476	1,543	(67)	(4.3)%
Total data services	14,846	15,617	(771)	(4.9)%
Voice services	19,652	21,258	(1,606)	(7.6)%
Hosted and managed services	1,599	1,532	67	4.4%
Equipment and related services	3,029	5,443	(2,414)	(44.4)%
	39,126	43,850	(4,724)	(10.8)%
Consumer
Video services	11,225	10,594	631	6.0%
Internet services	7,105	6,681	424	6.3%
Voice services	15,272	16,986	(1,714)	(10.1)%
	33,602	34,261	(659)	(1.9)%
Wholesale carrier data	13,932	12,828	1,104	8.6%
Other	2,562	3,571	(1,009)	(28.3)%
	$89,222	$94,510	$(5,288)	(5.6)%

Hawaiian Telcom Holdco, Inc.

Schedule of Adjusted EBITDA Calculation (6)

(Unaudited, dollars in thousands)

	Three Months Ended		LTM Ended
	March 31,		March 31,
	2018	2017	2018
Net loss	$(5,736)	$(1,952)	$(111,025)
Income tax provision (credit)	(1,514)	(1,386)	87,874
Interest expense and other income and expense, net	3,426	5,756	21,213
Operating income (loss)	(3,824)	2,418	(1,938)
Depreciation and amortization	23,333	21,269	90,488
Retirement plan expenses	710	(1,763)	170
Non-cash stock and other performance-based compensation	572	725	2,674
SystemMetrics earn-out	—	—	32
Pension settlement loss	—	1,956	2,044
Early retirement plan severance	—	1,743	—
Merger-related expenses	206	—	2,617
Other special items	820	714	2,639
Adjusted EBITDA	$21,817	$27,062	$98,726

Hawaiian Telcom Holdco, Inc.

Schedule of Levered Free Cash Flow

(Unaudited, dollars in thousands)

	Three Months Ended
	March 31,
	2018	2017
Adjusted EBITDA	$21,817	$27,062
Cash interest expense	(3,391)	(3,537)
Capital expenditures	(24,336)	(27,242)
Levered Free Cash Flow	$(5,910)	$(3,717)

Hawaiian Telcom Holdco, Inc.

Schedule of Net Leverage Ratio

(Unaudited, dollars in thousands)

Long-term debt as of March 31, 2018	$305,054
Less cash on hand	(19,191)
Total net debt as of March 31, 2018	$285,863

LTM Adjusted EBITDA as of March 31, 2018	$98,726
Net leverage ratio as of March 31, 2018	2.9	x

Hawaiian Telcom Holdco, Inc.

Volume Information

(Unaudited)

			2018 vs 2017
	March 31,		Change
	2018	2017	Number	Percentage
Business
Data lines	18,112	19,341	(1,229)	(6.4)%
BVoIP lines	23,259	20,034	3,225	16.1%
Voice access lines	146,752	158,621	(11,869)	(7.5)%

Consumer
Video subscribers	45,747	42,771	2,976	7.0%
Internet lines	93,104	90,693	2,411	2.7%
Voice access lines	118,496	131,142	(12,646)	(9.6)%
Homes enabled for video	207,000	203,000	4,000	2.0%

	March 31,	December 31,	Change
	2018	2017	Number	Percentage
Business
Data lines	18,112	18,289	(177)	(1.0)%
BVoIP lines	23,259	22,457	802	3.6%
Voice access lines	146,752	149,959	(3,207)	(2.1)%

Consumer
Video subscribers	45,747	45,183	564	1.2%
Internet lines	93,104	91,883	1,221	1.3%
Voice access lines	118,496	121,169	(2,673)	(2.2)%
Homes enabled for video	207,000	206,000	1,000	0.5%